UNITEDSTATES

SECURITIESANDEXCHANGECOMMISSION

Washington,D.C.20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Checkone):

Form10-K

Form20-F

Form11-K

Form10-Q

Form10-D       X Form N-SAR FormN-CSR

ForPeriodEnded:January 31, 2012

Transition Report on Form 10-KTransition Report on Form 20-FTransitionReportonForm11-KTransitionReportonForm10-Q

TransitionReportonFormN-SAR

FortheTransitionPeriodEnded:

ReadInstruction(onbackpage)BeforePreparingForm.PleasePrintorType.

NothinginthisformshallbeconstruedtoimplythattheCommissionhasverifiedanyinformationcontainedherein.

Ifthenotificationrelatestoaportionofthefilingcheckedabove,identifytheItem(s)towhichthenotificationrelates:

Mirzam Capital Appreciation Fund  - Form N-SAR

PARTI—REGISTRANTINFORMATION

Mutual Fund Series Trust

FullNameofRegistrant

Catalyst Funds

FormerNameifApplicable

630 Fitzwatertown Road, Building A, 2nd Floor

AddressofPrincipalExecutiveOffice (StreetandNumber)

 Willow Grove, PA  19090-1904

City,StateandZipCode

PARTII—RULES12b-25(b)AND(c)

Ifthesubjectreportcouldnotbefiledwithoutunreasonableeffortorexpenseandtheregistrantseeksreliefpursuantto

Rule12b-25(b),thefollowingshouldbecompleted.(Checkboxifappropriate)

(a) ThereasondescribedinreasonabledetailinPartIIIofthisformcouldnotbeeliminatedwithoutunreasonable effortorexpense

(b) Thesubjectannualreport,semi-annualreport,transitionreportonForm10-K,Form20-F,Form11-K,Form N-SARorFormN-CSR,orportionthereof,willbefiledonorbeforethefifteenthcalendardayfollowingthe prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribedduedate;and

(c) Theaccountant’sstatementorotherexhibitrequiredbyRule12b-25(c)hasbeenattachedifapplicable.

PARTIII—NARRATIVE******see attached sheet

StatebelowinreasonabledetailwhyForms10-K,20-F,11-K,10-Q,10-D,N-SAR,N-CSR,orthetransitionreportor portionthereof,couldnotbefiledwithintheprescribedtimeperiod.

SEC 1344 (04-09)

Persons who are to respond to the collection of information contained inthis form are not required to respond unless the form displays a currentlyvalid  OMB  control  number.

(AttachextraSheetsifNeeded)

PARTIV—OTHERINFORMATION

(1) Nameandtelephonenumberofpersontocontactinregardtothisnotification

David F. Ganley

215

830.8990

(Name)

(AreaCode)

(TelephoneNumber)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section

30oftheInvestmentCompanyActof1940duringthepreceding12monthsorforsuchshorterperiodthattheregistrant wasrequiredtofilesuchreport(s)beenfiled?Ifanswerisno,identifyreport(s).

Yes  X

No

(3) Isitanticipatedthatanysignificantchangeinresultsofoperationsfromthecorrespondingperiodforthelastfiscal yearwillbereflectedbytheearningsstatementstobeincludedinthesubjectreportorportionthereof?

Yes

NoX

Ifso,attachanexplanationoftheanticipatedchange,bothnarrativelyandquantitatively,and,ifappropriate,statethe reasonswhyareasonableestimateoftheresultscannotbemade.

Mutual Fund Series Trust

(NameofRegistrantasSpecifiedinCharter)

hascausedthisnotificationtobesignedonitsbehalfbytheundersignedhereuntodulyauthorized.

April 10, 2012

/s/ David F. Ganley

Date

By

             David F. Ganley, Secretary/Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence oftherepresentative’sauthoritytosignonbehalfoftheregistrantshallbefiledwiththeform.

ATTENTION

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GENERALINSTRUCTIONS

1.ThisformisrequiredbyRule12b-25(17CFR240.12b-25)oftheGeneralRulesandRegulationsundertheSecurities

ExchangeActof1934.

2.Onesignedoriginalandfourconformedcopiesofthisformandamendmentstheretomustbecompletedandfiledwith theSecuritiesandExchangeCommission,Washington,D.C.20549,inaccordancewithRule0-3oftheGeneralRules and RegulationsundertheAct.Theinformationcontainedinorfiledwiththeformwillbemadeamatterofpublic record in the Commission files.

3.Amanuallysignedcopyoftheformandamendmentstheretoshallbefiledwitheachnationalsecuritiesexchangeon which any class of securities of the registrant is registered.

4.Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctlyfurnished.Theformshallbeclearlyidentifiedasanamendednotification.

5.ElectronicFilers:Thisformshallnotbeusedbyelectronicfilersunabletotimelyfileareportsolelyduetoelectronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should complywitheitherRule201orRule202ofRegulationS-T(§232.201or§232.202ofthischapter)orapply foranadjustmentinfilingdatepursuanttoRule13(b)ofRegulationS-T(§232.13(b)ofthischapter).

6.     Interactivedatasubmissions.Thisformshallnotbeusedbyelectronicfilerswithrespecttothesubmissionorpostingof anInteractiveDataFile(§232.11ofthischapter).ElectronicfilersunabletosubmitorpostanInteractiveDataFilewithin thetimeperiodprescribedshouldcomplywitheitherRule201or202ofRegulationS-T(§232.201and§232.202ofthis chapter).

Narrative – attached sheet

The registrant needs additional time to complete Form N-SAR of January 31, 2012.  The Mirzam Capital Appreciation Fund, formerly a series of the Unified Series Trust (the “Predecessor Trust”) reorganized into the Vista Capital Appreciation Fund, a series of the Mutual Fund Series Trust on February 17, 2012.  As a result of the reorganization after the end of the fiscal period and operational issues related to the transition, the registrant requires additional time to complete the filing.  We anticipate that the filing will be completed by April 16, 2012.  This form 12b-25 originally dated April 3, 2012 and filed April 4, 2012, was previously mistakenly filed under the Predecessor Trust (files Nos 333-100654 and 811-21237), and consequently, is being refilled.

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